EXHIBIT 21.1

LIST OF SUBSIDIARES

Company	Jurisdiction	% Owned

SunSi Energies Hong Kong Limited	Hong Kong	100%
Zibo Baokai Commerce and Trade Co., Ltd.	People’s Republic of China	90%
Wendeng He Xie Silicon Industry Co., Ltd.	People’s Republic of China	60%